Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Martin Midstream GP LLC:
We consent to the use of our reports dated March 4, 2010, with respect to the consolidated balance sheets of Martin Midstream Partners L.P. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in capital, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP
KPMG LLP
Shreveport, Louisiana
December 7, 2010